January 14, 2011

Via EDGAR
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Longwei Petroleum Investment Holding Limited
Registration Statement on Form S-3
Filed December 13, 2010
File No. 333-171139
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 30, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 1-34793

Dear Ms. Parker:

We have reviewed the comments contained in your letter dated December 30, 2010 and submit the following responses.

Registration Statement on Form S-3

General

1.	Please be advised that we will not accelerate effectiveness of the Form S-3 until you have cleared all outstanding comments, including comments to your Form 10-K in this letter.

Response:

The Company acknowledges the statement in Comment 1.

2.	Please clarify your references to “the selling stockholder.” We refer you to the “Selling Stockholder Table” at page 7, which lists multiple stockholders.

Response:

The Company has clarified the reference to “the selling stockholder” and changed it to “the selling stockholders”, where applicable.

Prospectus Cover Page

3.	Please correct the page reference to the selling stockholder section or re-paginate your prospectus accordingly.

Response:

The Company has corrected the page reference referring the selling stockholder section.

Exhibit 5.1 Legal Opinion

4.	We also note the reference to “the Selling Stockholder.” Please revise accordingly.

Response:

The reference has been changed to “the Selling Stockholders”.

Form 10-K for Fiscal Year Ended June 30, 2010

General

5.
With a view towards disclosure, please explain your relationship with RedChip Companies, Inc.  In this regard, we note that when we you go to your website and click on investor relations, we are redirected to http://www.redchip.com/visibility/featured Stocks.asp in which your company is but one of multiple “small cap clients” listed on this page.  When we click on “learn more about LPH” tab, we are redirected to http://www.redchip.com/visibility/investor.asp?symbol=LPH which prominently lists a target share price for your stock, investment highlights and other information, and a video of your CFO automatically begins playing telling investors why they should buy your stock now.  We further note that according to Red Chips website, the company provides various services including “Independent Subscriber Based Research”; “Company Sponsored Research Reports written by the best CFA’s in the small-cap sector and mailed to thousands of investors”; “Editing, Writing or Press-releases, 10Q’s and 10K’s, 8K’s”; “Full build-out of an Investor Relations Web-Page for each client”; “Outbound Telemarketing to institutional, retail brokers, money-managers, and family trust-funds”; “Inbound calls from investors, retail brokers, institutions”; and “Institutional and Retail Road-Shows in 8 U.S. Cities,” among other services listed on their website.

Response:

RedChip Companies, Inc. (“Redchip”) is a third party consultant and is currently providing the following services for the Company:

•	Research: (4 reports) RedChip Visibility Research Package
•	Profile: Three-page corporate profile prepared with investment highlights and comparables to outline the value proposition of your company
•	PowerPoint: Review and edit
•	Press Releases: Writing, editing, and distribution
•	Telemarketing: to Retail and Institutional brokers, Small-cap funds, and money managers
•	Quarterly Conferences: Three conferences per year
•	Virtual Conferences: Six per year, LIVE
•	RedChip Package Includes All of the Following:
•	Road Shows: Eight (8) one-day road shows with stock brokers and small-cap fund managers: Chicago, Minneapolis, New York, Boston, San Francisco, Atlanta, Miami, Ft. Lauderdale
•	Radio: RedChip Small-Cap Radio™ (See page 7 for additional details)
•	Podcasts: Featured on your RedChip IR webpage
•	CEO Interviews: Four interviews per year on RedChip TV™
•	Website: Full investor relations webpage on RedChip.com
•	Weekly Newsletter: Emailed to 50,000 RedChip investors
•	Email Blasts: Digital distribution of the company profile and RC
•	Research report to 2.5 million RedChip investors
•	Blogs: Written and distributed to social/financial media outlets and the RedChip website
•	Social Media Marketing: Twitter, LinkedIn, Facebook, YouTube, Investors Hub
•	Quarterly Conference Calls: Organize and Coordinate

6.
We note your statement on page 19 that “we believe the PRC resident shareholders of our parent company, Longwei Petroleum Investment Holdings Limited, were required to complete their respective SAFE registrations pursuant to the SAFE notice.”  Please clarify if your PRC resident shareholders have completed their respective SAFE registrations as required under China’s regulation of offshore transactions.

Response

The Company has amended its disclosure in the 10-K to clarify that PRC resident shareholders have completed their respective SAFE registrations.

7.
We note that under your bylaws as filed and under the corporate law of the State of Colorado, you are required to hold an annual meeting of shareholders.  However, based on a review of your filing history, it does not appear that you have held an annual meeting since October 11, 2007.  Please advise.

Response:

The Company undertakes to have an annual meeting of shareholders in June 2011.

Directors, Executive Officers and Corporate Governance, page 34

Director Independence, page 36

8.
You disclose that three of your directors qualify as independent as that term is used under SEC rules and the listing standards of NASDAQ.  However, we note that as of June 24, 2010, you appear to have been listed on the NYSE Amex LLC and so need to disclose compliance with the independence standards of that exchange.  See item 407(a)(1)(i) of Regulation S-K.

Response:

The Company has revised the 10-K to reflect the required disclosure.

Executive Compensation Company Update, page 38

9.
We note the significant differences between the salary and yearly total compensation of your CFOs, and those of your CEO and Secretary.  Please confirm that the information disclosed in the summary compensation table includes all compensation covered by Item 402(m)(1) as received by your CEO and Secretary, from the parent Colorado holding company or any of its subsidiaries or affiliates.

Response:

The information disclosed in the summary compensation table includes all compensation covered by Item 402(m)(1).

Summary Compensation Table, page 38

10.	Please disclose if the amount of stock awards presented represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Response:

The Company has amended the Summary Compensation Table to disclose that the amount of stock awards presented represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Certain Relationships and Related Transactions, page 39

11.
Please disclose if you have presented all transactions required to be disclosed for related persons as defined in Instruction 1 to the Instructions to Item 404(a), which we note includes immediate family members of your executive officers, directors, and 5%+ shareholders.

Response:

The Company has amended the 10-K to reflect that there are no transactions require to be disclosed.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Management’s Discussion and Analysis – Pro Forma Financial Results, page 4

12.
We note your presentation of a pro forma statement of operations adjusted for the change in the fair value of derivatives.  The presentation of a financial statement with non-GAAP adjustments does not meet the requirements for presenting pro forma financial statements pursuant to Article 11 of Regulation S-X, and is not considered to be a non-GAAP financial measure.  Please modify your current disclosure by removing your pro forma financial statement and limiting your disclosure to non-GAAP measures and the accompanying disclosure requirements of Item 10(e)(i) of Regulation S-K, or tell us why you believe your current disclosure is appropriate.

Response:

The Company has amended the disclosure in its 10-Q accordingly.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.
Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc: Mr. Michael Toups
Longwei Petroleum Investment Holding Limited

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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